Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the year ended December 31, 2011 and each of the five years in the period ended December 31, 2011 is set forth below. For the purpose of computing these ratios, “earnings” consists of pre-tax income (loss) plus fixed charges, distributed income of equity investees and amortization of capitalized interest, less income from equity investees and interest capitalized. “Fixed charges” consists of interest expense, capitalized interest, amortization of debt issuance costs and estimate of interest within rental expense.

	Year ended December 31,
	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges	3.54:1.00	5.07:1.00	(1)	1.93:1.00	(1)

(1)	Our earnings were insufficient to cover our fixed charges by approximately $1.6 million and approximately $38.1 million for the years ended December 31, 2009 and 2007, respectively.